SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis
In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2005 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (Bell Canada 2004 MD&A).

You will find more information about Bell Canada, including Bell Canada’s annual information form for the year ended December 31, 2004 (Bell Canada 2004 AIF), the Bell Canada 2004 MD&A and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Forward-Looking Statements
 A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

 Non-GAAP Financial Measures
 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA
 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2004 MD&A dated March 2, 2005 remain unchanged.
      This MD&A contains forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at August 2, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
      The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

EBITDA	1,839	1,821	3,654	3,576
Amortization expense	(746)	(733)	(1,478)	(1,465)
Net benefit plans cost	(107)	(58)	(213)	(118)
Restructuring and other items	(5)	(13)	–	(16)

Operating income	981	1,017	1,963	1,977

2    Bell Canada 2005 Quarterly Report

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

				YTD	YTD
		Q2 2005	Q2 2004	2005	2004

	Operating income	981	1,017	1,963	1,977
	Restructuring and other items	5	13	–	16

	Operating income before restructuring and other items	986	1,030	1,963	1,993

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
      We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Net earnings applicable to common shares	580	567	1,108	1,115
Restructuring and other items	3	(16)	–	(15)

Net earnings before restructuring and other items and net gains on investments	583	551	1,108	1,100

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Cash from operating activities	1,467	1,089	2,327	2,284
Capital expenditures	(847)	(715)	(1,513)	(1,305)
Total dividends paid	(453)	(437)	(875)	(940)
Other investing activities	4	(1)	–	(8)

Free cash flow	171	(64)	(61)	31

    Bell Canada 2005 Quarterly Report    3

Management’s Discussion and Analysis
About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the Bell Canada 2004 MD&A.

Strategic Priorities

Our strategy is to deliver unrivalled integrated communication services to customers and to take a leadership position in setting the standard in Internet Protocol (IP). During the quarter, we made significant progress on each of our three key strategic priorities.

1) Delivering an enhanced customer experience while significantly lowering costs (our Galileo program)

In our Consumer segment:

  We gained 127,000 subscriptions to the Bell Bundle (a combination of wireless, Internet and video services in one offer) this quarter. During the quarter, almost half of bundle activations included the sale of at least one new service. At the end of the quarter, we had 681,000 subscribers with bundles.

  The $5 long distance bundle introduced in June 2004 added 87,000 customers this quarter, bringing total sales since launch to 406,000. On July 3, 2005, we stopped offering the $5 long distance bundle option as part of our refocused consumer market strategy to grow the number of multi-product households by using more targeted offers.

  At the end of the quarter, we had almost one million customers enjoying the benefits of a single bill for their wireline, Internet, and video services.

  We continued to expand the benefits of bundling to include superior customer care through our ‘Privileges Program’, a service with extended hours providing technical and administrative support to high value customers. At the end of the quarter, we had 650,000 members in the program.

  We completed the prototype for our new Bell.ca website, which we expect to be launched in the fourth quarter. We also fortified our current website by improving login times and the search engine.

  We launched a ‘Grab ‘n Go’ offer in our Bell World stores, enabling customers to pick up everything they need to install their high-speed Internet service in a single box. Previously, the high-speed modem required for the service was shipped separately to customers after the sale. This launch has now made it simpler for customers to get high-speed Internet service and simplified the selling task for our in-store customer representatives.

  We implemented improvements to our on-line Net Assistant service for Sympatico Internet customers to provide additional functionality, including a “Customer Chat” capability, for billing related issues. These improvements also give customers greater control over their service with better automation capabilities and “quick-fix” solutions.

In our Business segment:

  We continued making progress on moving our core traffic to a pervasive national IP multi-protocol label-switching (IP-MPLS) network. At the end of Q2, 73% of the migratable traffic on our core network was IP-based, which is in line with our objective to reach 75% by the end of 2005.

  As part of our strategy shift to IP, we continued the process of discontinuing legacy data services. In Q2, this list was expanded by 11 services, bringing the year-to-date number to 22.

  We officially launched ‘Service Promise’ to provide customers with a consistent level of service in the delivery of connectivity services.

Overall, our various Galileo initiatives led to cost reductions this quarter of $122 million, bringing total savings for the first six months of 2005 to approximately $242 million, which keeps us on track to achieve our target run-rate savings of $500 – $600 million for 2005. These savings have come primarily from:

  the employee departures that took place in Q4 2004;

  reduced procurement costs resulting in COA savings; and

  improvements in cost of goods sold stemming from optimization of our network and product simplification.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fiber-to-the-node (FTTN) rollout by deploying another 593 neighbourhood nodes, raising the total number of nodes served to 1,355. Our objective is to deploy 2,000 nodes by the end of 2005.

4    Bell Canada 2005 Quarterly Report

     We made steady progress in the deployment of very-high bit-rate digital subscriber line (VDSL) to large multiple-dwelling units (MDUs). By the end of the quarter, we had signed access agreements with 537 buildings and had provisioned VDSL in 345 buildings.

3) Create next-generation services to drive future growth

Our Consumer segment:

  At the end of Q2, we had 55,000 active subscribers on our ‘10-4’ push-to-talk service, which included a significant number of retail customers.

  Introduced Solo Mobile, our new wireless youth brand, offering custom-built services and unique features such as a nationwide pay-per-use push-to-talk (PTT) service and the choice of postpaid or prepaid options. We are the first Canadian wireless operator to actively market PTT to the consumer youth segment.

  Launched ‘True Tones’, a monthly service that enables customers to download a recording artist’s actual song as their ringtone.

  Launched ‘Seek & Find’, a wireless location-based system that enables subscribers to simultaneously locate multiple individuals away from their homes or offices.

  Commercially introduced a dual tuner high definition personal video recorder (HD PVR), which allows Bell ExpressVu customers to instantly pause live television, as well as record, replay, stop, fast forward and fast rewind HD and standard definition programming on up to two TVs in the home through a single receiver.

Our small and medium-sized businesses (SMB) unit:

  Launched GoTrax, a new low-cost remote wireless tracking system for SMB customers. GoTrax is a handset-based technology that allows assets to be tracked in places where traditional Global Positioning System (GPS) signals do not work.

  Introduced a new integrated and Bell-hosted audio and web conferencing solution for SMB customers based on the bilingual version of Microsoft® Office Live Meeting 2005 that allows for control of the audio conference call directly from the desktop.

  Completed the acquisition of CSB Systems (CSB), an established enterprise resource planning systems integrator in Western Canada, which helps expand our range of value-added services (VAS) in the area of integrated IT solutions.

Our Enterprise unit:

  Has sold 185,000 IP-enabled lines on customer premises equipment (CPE) to date, representing a more than twofold increase over the past twelve months.

  Launched Global Voice over Internet Protocol solution for Canadian multinationals, a managed IP service delivered by BT Infonet that can provide unlimited, international intra-company voice services at a flat rate by virtue of interconnecting geographically dispersed customer locations over a virtual private IP network.

  Continued to enhance its capabilities through the acquisitions of CDG, Inc. (CDG), a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in the West, and PopWare Inc., a systems integrator providing inventory and asset management solutions, which expands our wireless solutions portfolio.

Government of Alberta Agreement

In June 2005, Bell Canada and the Government of Alberta (GOA) entered into a new agreement whereby completion of the construction of a next-generation network (SuperNet) and service acceptance by the GOA is scheduled for September 2005. Under the terms of the agreement, Bell Canada assumes ownership of the Extended Area Network (EAN) and provides rights of use to the GOA under indefeasible right-of-use agreements. The SuperNet, which will provide high-speed Internet and broadband capabilities, is comprised of a Base Area Network (BAN), covering 27 of Alberta’s largest communities, and the EAN, reaching over 400 communities in rural Alberta. In conjunction with this agreement, Bell Canada also entered into a new revenue sharing agreement with the GOA and Axia NetMedia Corporation, the access manager for SuperNet. The new agreements replace the initial contracts entered into in 2001.

    Bell Canada 2005 Quarterly Report    5

Management’s Discussion and Analysis
Labour agreements

On July 18, 2005, Bell Canada reached a new four-year agreement with approximately 10,000 clerical and associated employees represented by the Canadian Telecommunications Employees’ Association (CTEA).
     On July 21, 2005, we were informed that Entourage Technology Solutions Inc.’s (Entourage) 1,400 technicians in Ontario represented by the Communications, Energy and Paperworkers’ Union of Canada (CEP) voted in favour of a new four-year collective agreement, ending a labour disruption that began in March. Entourage technicians in Québec already had accepted a new four-year collective agreement in April.
     With these agreements and the major agreements signed by Bell Canada and Aliant with their respective technicians in 2004, Bell Canada now has the labour stability and a more competitive cost structure needed to deliver quality services and value to customers in the years ahead.

Quarterly Financial Information

The table below shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2005			2004			2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,258	4,209	4,303	4,206	4,172	4,106	4,246	4,155
EBITDA	1,839	1,815	1,679	1,856	1,821	1,755	1,731	1,817
Amortization expense	(746)	(732)	(763)	(734)	(733)	(732)	(742)	(758)
Net benefit plans cost	(107)	(106)	(62)	(55)	(58)	(60)	(46)	(46)
Restructuring and other items	(5)	5	(123)	(1,080)	(13)	(3)	(13)	(1)

Operating income	981	982	731	(13)	1,107	960	930	1,012
Earnings from continuing operations	593	542	407	(37)	584	564	626	567
Discontinued operations	–	–	–	–	–	–	(53)	–
Extraordinary gain	–	–	69	–	–	–	–	–
Net earnings	593	542	476	(37)	584	564	679	567
Net earnings applicable to common shares	580	528	465	(53)	567	548	670	550

Included in net earnings:
Net gains on investments
Continuing operations	–	–	71	108	–	–	92	–
Discontinued operations	–	–	–	–	–	–	48	8
Restructuring and other items	(3)	3	(61)	(724)	16	(1)	(9)	6

6    Bell Canada 2005 Quarterly Report

Financial Results Analysis
 This section provides detailed information and analysis about our performance in Q2 2005 and YTD 2005 compared with Q2 2004 and YTD 2004. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Financial Results Analysis Consolidated Analysis
	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues	4,258	4,172	2.1%		8,467	8,278	2.3%
Operating expenses	(2,419)	(2,351)	(2.9%	)	(4,813)	(4,702)	(2.4%	)

EBITDA	1,839	1,821	1.0%		3,654	3,576	2.2%
Amortization expense	(746)	(733)	(1.8%	)	(1,478)	(1,465)	(0.9%	)
Net benefit plans cost	(107)	(58)	(84.5%	)	(213)	(118)	(80.5%	)
Restructuring and other items	(5)	(13)	61.5%		–	(16)	100.0%

Operating income	981	1,017	(3.5%	)	1,963	1,977	(0.7%	)
Other income	13	19	(31.6%	)	24	49	(51.0%	)
Interest expense	(206)	(216)	4.6%		(412)	(436)	5.5%

Pre-tax earnings	788	820	(3.9%	)	1,575	1,590	(0.9%	)
Income taxes	(178)	(245)	27.3%		(407)	(441)	7.7%
Non-controlling interest	(17)	9	n.m.		(33)	(1)	n.m.

Net earnings	593	584	1.5%		1,135	1,148	(1.1%	)
Dividends on preferred shares	(13)	(17)	23.5%		(27)	(33)	18.2%

Net earnings applicable to common shares	580	567	2.3%		1,108	1,115	(0.6%	)

n.m.: not meaningful

Operating revenues

Our revenues increased by 2.1% in the second quarter to $4,258 million and by 2.3% to $8,467 million on a year-to-date basis. The growth delivered this quarter reflected improved revenue performance across all of our segments except Aliant. At Bell Canada this was driven primarily by higher Consumer revenues attributable to stronger growth in wireless, video and Internet access services, as well as from continuing solid results within the Business segment, due to focused execution of our Virtual Chief Information Officer (VCIO), VAS and IP strategies and recent acquisitions, which has increased data revenues. Although our second quarter revenue growth was tempered slightly by Aliant’s performance due to lower directory revenues, on a year-to-date basis Aliant contributed positively to our overall revenue growth.

Operating income

We achieved operating income of $981 million, down 3.5% or $36 million compared with the same period last year. Despite higher revenues and cost savings from our Galileo program and prudent expense management at Aliant, the year-over-year decline was driven mainly by increased acquisition costs brought about by substantially stronger subscriber growth in wireless, video and high-speed Internet services, as well as by higher net benefit plans cost and amortization expense. For the first half of 2005, operating income decreased 0.7% to $1,963 million, compared with the same six months last year due to higher subscriber acquisition costs, higher wireless bad debt expense in Q1 stemming from billing delays associated with our billing system conversion last year, and increases in net benefit plans cost and amortization expense.
      The various cost-reduction and process improvement initiatives generated $122 million in savings this quarter, bringing total Galileo-related cost savings for the first six months of 2005 to $242 million. These savings resulted mainly from:

    Bell Canada 2005 Quarterly Report    7

Management’s Discussion and Analysis

  the employee departures that took place in Q4 2004;

  reduced procurement costs resulting in COA savings; and

  improvements in cost of goods sold, stemming from optimization of our network and product simplification.

EBITDA

Our EBITDA for the second quarter and first half of 2005 was $1,839 million and $3,654 million, respectively, corresponding to increases of 1.0% and 2.2%, compared with the same periods last year, reflecting revenue improvements in wireless and video, offset by lower local and access and data revenues within our wholesale operations.
      Wireless EBITDA increased year-over-year by 5.0%, due to double-digit revenue growth, despite the higher cost of acquisition associated with 41% more gross subscriber additions during the second quarter of this year. As a result of this incremental cost impact, EBITDA margin for the quarter was 2.5 percentage points below the same period last year.
      On a year-to-date basis, wireless EBITDA increased by 9.3%, which reflected wireless revenue growth of 10%. This was offset by the costs of acquiring a larger number of customers this quarter and higher bad debt expense in Q1, which resulted in a slight 0.4 percentage-point decline in EBITDA margin.
      Video EBITDA was positive and increased both on a quarterly and year-to-date basis, despite a strong increase in activations, reflecting continued focus on cost containment and solid revenue growth driven by the combination of a higher average number of subscribers and higher ARPU.
      Wireless cost of acquisition (COA) improved by 2.9% to $401 per gross activation in the second quarter of 2005 and by 10.4% to $389 in the first half of 2005 from $413 and $434 per gross activation for the same respective periods in 2004. Despite an increase in hardware subsidies incurred to acquire higher quality customers, the year-over-year improvements in COA were driven primarily by a greater number of gross activations, reduced promotions and advertising costs, and a slightly higher proportion of prepaid activations.
      The COA for video services in the second quarter and first six months of 2005 decreased by 18.9% and 24%, respectively, to $462 and $466 per gross activation from $570 and $610 per gross activation in the same periods last year. The significant improvements can be attributed primarily to lower set-top box (STB) pricing, reflecting the negotiation of a favourable supply contract, our STB rental program and the increased purchasing power of a stronger Canadian dollar, partially offset by a higher number of customers taking additional STBs.

Amortization expense

Amortization expense of $746 million in Q2 2005 and $1,478 million on a year-to-date basis in 2005 represent increases of 1.8% and 0.9%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

Net benefit plans cost

The net benefit plans cost of $107 million in Q2 2005 and $213 million on a year-to-date basis in 2005 represent increases of 85% and 81%, respectively, compared to the same periods last year. The increases resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan assets due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligation from the early retirement program in 2004.

Restructuring and other items

We recorded restructuring and other items of $5 million in Q2 2005 and nil on a year-to-date basis in 2005, which consisted of charges of $5 million in Q2 2005 and $25 million on a year-to-date basis in 2005. These charges were mainly for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program. This was partly offset by a $25 million credit in Q1 2005 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.
      We recorded restructuring and other items of $13 million in Q2 2004 and $16 million on a year-to-date basis in 2004, which consisted mainly of:

8    Bell Canada 2005 Quarterly Report

  a $110 million provision recorded in Q2 2004 for cost over-runs on a contract with the Government of Alberta (GOA)

partly offset by:

  income of $75 million recorded in Q2 2004 relating to an agreement reached between BCE Inc. and Manitoba Telecom Services Inc. (MTS) to settle lawsuits a $23 million credit in Q2 2004 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.

Net earnings

Net earnings applicable to common shares for Q2 2005 were $580 million, 2.3% higher than net earnings of $567 million for the same period last year.
      On a year-to-date basis, net earnings applicable to common shares were $1,108 million, 0.6% lower than net earnings of $1,115 million for the same period last year.
      Both the quarterly and year-to-date results were positively impacted by higher EBITDA, lower interest expense, as well as the net income tax savings from the loss monetization program between Bell Canada and Bell Canada International Inc. (BCI), and negatively impacted by higher net benefit plans cost and amortization expense.

Segmented Analysis

	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues
Consumer	1,890	1,858	1.7%		3,746	3,683	1.7%
Business	1,499	1,441	4.0%		2,977	2,876	3.5%
Aliant	518	526	(1.5%	)	1,042	1,030	1.2%
Other Bell Canada	485	468	3.6%		964	942	2.3%
Inter-segment eliminations	(134)	(121)	(10.7%	)	(262)	(253)	(3.6%	)

Total operating revenues	4,258	4,172	2.1%		8,467	8,278	2.3%

Operating income
Consumer	552	560	(1.4%	)	1,078	1,086	(0.7%	)
Business	221	227	(2.6%	)	461	468	(1.5%	)
Aliant	99	92	7.6%		186	174	6.9%
Other Bell Canada	109	138	(21.0%	)	238	249	(4.4%	)

Total operating income	981	1,017	(3.5%	)	1,963	1,977	(0.7%	)

Consumer revenues

Consumer revenues grew by 1.7% both this quarter and year-to-date to $1,890 million and $3,746 million, respectively, reflecting continued strength in our growth businesses driven by substantial increases in our wireless, video and high-speed Internet subscriber bases. Growth in these product lines more than offset declines in long distance and local and access revenues.

Wireless

Consumer wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers compared with last year. Consumer wireless revenue growth regained momentum this quarter fuelled by subscriber growth and new rate plans. In addition, the billing and retention credits issued in Q1 to compensate customers for billing errors and delays that occurred following implementation of the new billing platform have now returned to normal levels.
      (For further information about our wireless subscriber base, please see Wireless within our Product Line Analysis.)

    Bell Canada 2005 Quarterly Report    9

Management’s Discussion and Analysis

Video

Our video revenues grew by 11.8% this quarter to $236 million from $211 million last year, as a result of a higher average number of subscribers and slightly higher average revenue per user (ARPU). Similarly, on a year-to-date basis, our video revenues grew by 9.3% to $457 million.
      We had our strongest Q2 ever with the addition of 63,000 net new video customers, a 163% increase compared with the 24,000 net activations achieved in Q2 of 2004. These additions contributed to an 11.8% year-over-year increase in our video customer base to 1,595,000. The strong improvement in net activations this quarter and year-to-date was driven by the positive impact of our STB rental program and VDSL growth.
      In order to combat DTH signal piracy, a major issue facing the Canadian broadcasting industry, we began the deployment of a new conditional access system in 2004. All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing old smart cards for all remaining customers. This process was completed in late July.
      Our ARPU this quarter increased to $50 per month from $49 per month in Q2 2004 as a result of a price increase implemented in March 2005, offset partly by lower pay-per-view revenues due to the NHL lockout and bundle discounts. On a year-to-date basis, ARPU remained flat at $49 per month as the March price increase and a shift in the product mix towards higher priced programming packages was offset by lower pay-per-view revenues and bundle discounts.
      Our video churn rate improved by 0.1 percentage point to 0.9% this quarter and 0.8% year-to-date compared with last year, reflecting the continued success of our bundled services market strategy and the requirement that, as of August 1, 2004, all new video customers have contracts.

Data

Consumer data revenues grew this quarter and year-to-date driven by growth of 24% in our High-Speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico value-added services (VAS).
      Consumer high-speed Internet net additions were stronger this quarter and year-to-date compared with last year. This was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower priced high-speed services, such as Basic Lite, that are geared towards the very price sensitive segments of the market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service.
      Our Sympatico.MSN.ca portal revenues have increased by 131% over the second quarter of 2004. The portal currently averages 15.8 million unique visitors per month, or 84% of online Canadians.
      VAS such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 99,000 subscriptions this quarter and 241,000 subscriptions year-to-date to reach a total of 865,000 subscriptions, approximately double the number of a year ago.

Wireline

Local and access revenues declined this quarter and year-to-date compared with the same periods last year due mainly to NAS declines (leading to both lower NAS revenues and related SmartTouch feature revenues), partly offset by higher revenues from wireline maintenance plans. NAS decreased both this quarter and year-to-date as a result of losses to competitive local exchange carriers (CLECs), cable telephony offerings, VoIP providers, continued pressure from growth in

10    Bell Canada 2005 Quarterly Report

high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service. The rate of year-over-year NAS losses increased this quarter as a competitor expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets.
      Long distance revenues were lower both this quarter and year-to-date compared with the same periods last year mainly reflecting lower average revenue per minute (ARPM). ARPM declines reflect competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle, and fewer higher priced overseas minutes. Overall minute volumes this quarter were slightly higher than last year as usage gains stemming from our bundle were largely offset by losses to non-traditional long distance providers. Year-to-date, minute volumes declined as bundle-related minute growth was more than offset by losses to non-traditional voice providers.
      On July 3, 2005, we stopped offering the $5 Long Distance Bundle.

Consumer operating income

The Consumer segment achieved operating income of $552 million this quarter and $1,078 million year-to-date, representing decreases of 1.4% and 0.7%, respectively, compared with the same periods last year. Solid revenue growth and savings from cost-reduction initiatives, which contributed significantly to EBITDA performance in 2005, were more than offset by higher acquisition costs from wireless and video subscriber growth and year-over-year increases in net benefit plans cost and amortization expense. Wireless bad debt expense, which negatively impacted results in Q1, returned to normal levels in Q2.

Business revenues

Business segment revenues for the three and six months ended June 30, 2005 were $1,499 million and $2,977 million, respectively, representing increases of 4.0% and 3.5% compared with the same periods one year earlier. Increases in data and wireless revenues were partially offset by declines in local and access, long distance and terminal sales and other revenues.

Enterprise

Revenues from enterprise customers increased this quarter and on a year-to-date basis, as increases in data and wireless more than offset declines in local and access, long distance and terminal sales and other revenues.
      Data delivered strong year-over-year improvement, even when excluding the impact of acquisitions, due to continued growth in our IP-based connectivity and VAS revenues. VAS revenues grew by 47% in the second quarter compared with the same quarter last year, mostly as a result of acquisitions and customer outsourcing.
      The trend towards IP continued throughout the quarter with 17 new customers implementing IP Virtual Private Networks (IPVPN), including the Jean Coutu Group, the City of Toronto, PepsiCo Canada, and Gowling Lafleur Henderson LLP. This brought the total number of customers implementing IPVPN networks as of the end of Q2 2005 to 111.
      During the quarter, we continued to broaden our VAS solutions portfolio through acquisitions of CDG, a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in the West, and PopWare, a provider of inventory and assessment management solutions, which helps to expand our wireless solutions portfolio.

SMB

Revenues from SMB customers increased this quarter and on a year-to-date basis as increases in data, wireless and terminal sales and other revenues more than compensated for the decreases in long distance and local and access revenues. Data

    Bell Canada 2005 Quarterly Report    11

Management’s Discussion and Analysis

revenue growth was fuelled by acceleration in DSL high-speed Internet access service connections and continued strong VAS sales stemming from the successful execution of our VCIO strategy, despite a highly competitive market environment. Subscriptions to VAS increased by an additional 12,000 subscribers, bringing the total number at the end of the quarter to 106,000. The recent business acquisitions of Nexxlink Technologies Inc. (Nexxlink) and CSB combined with improved rates of growth from Accutel Conferencing Systems Inc. (Accutel) and Charon Systems Inc. (Charon) acquired in 2004, contributed significantly to this quarter’s growth in data, terminal sales and other revenue. Long distance revenues decreased, due mainly to a combination of volume and competitive pricing pressures, and our weakening payphone business resulting from wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining payphone business and lower wireline access installation fees due to the Entourage labour dispute, which was settled in July.

Bell West

Bell West continued to grow its Enterprise and SMB customer bases, resulting in a larger volume of customer premise equipment (CPE) sales, which translated directly into higher terminal sales and other revenue for both the second quarter and first half of 2005. Local and access and long distance revenues also increased this quarter and year-to-date due to expansion of the customer base. However, data revenues decreased, reflecting lower construction revenue in 2005 compared with last year from a contract to build a next-generation network for the GOA.

Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation including GT Group Telecom Inc., (collectively 360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada. The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell Canada.

Business operating income

Business segment operating income for the second quarter and first half of 2005 decreased by 2.6% and 1.5%, respectively, to $221 million and $461 million, as a result of higher net benefits plans cost and amortization expense, which more than offset EBITDA improvements stemming from solid revenue growth and the impact of cost savings initiatives.
      In the Enterprise unit, operating income increased this quarter and year-to-date, reflecting revenue growth and cost-saving initiatives, which were partially offset by the higher amortization expense and net benefit plans cost.
      Our SMB unit had lower operating income in both the second quarter and first half of the year, compared with the same period in 2004, as it incurred higher amortization expense and net benefit plans cost.
      Bell West also recorded lower operating income in the second quarter and on a year-to-date basis, due primarily to lower data revenues and higher amortization expense.

Aliant revenues

Aliant segment revenues of $518 million for the second quarter decreased by 1.5% compared with the same period last year. Continued strong growth in wireless and Internet services partially offset declines in other areas due to regulatory restrictions, the impacts of competition, and lower directory advertising revenues. However, on a year-to-date basis, revenues were $1,042 million, or 1.2% higher than the same period last year, due to stronger product sales in Q1.
      Aliant’s wireless revenue grew in the second quarter and year-to-date, compared with the same periods last year. The growth was driven by a year-over-year increase of 9.7% in Aliant’s wireless customer base. This included a 24% increase in

12    Bell Canada 2005 Quarterly Report

digital customers, reflecting a strong market position that is supported by a comprehensive dealer network and innovative solutions, attractive pricing offers and extensive service area coverage. In addition, ARPU was up in the quarter, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
      Data revenues for the second quarter and first half of 2005 declined as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and competitive pricing pressures. The Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN decision) also had a negative impact on data revenues. The growth in Internet revenues was attributable to year-over-year subscriber growth of 7.0%, reflecting a 31% growth in Aliant’s high-speed Internet customer base. The higher subscriber base reflects the expansion of high-speed Internet service into new areas, attractive introductory offers and an emphasis on bundling with other products and services. The impact of Aliant’s aggressive introductory offers that began late last year and ended in the first quarter and its value-package options reduced ARPU.
      Intense competition in the long distance market, substitution of long distance calling with Internet and wireless options by customers, and the use of contact centre management tools to reduce minute usage resulted in long distance revenue declines in the second quarter and in the first six months of 2005, compared with the same periods last year.
      Local and access revenues in the second quarter and year-to-date decreased over the same periods last year. This reflected a 1.6% decline in the NAS customer base, resulting from competitive losses and technology substitution. Enhanced service feature revenue also declined as more customers received bundling discounts. The CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access revenue with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. In addition, the negative impact from the CDN decision totalled $2.3 million in the second quarter and $4.7 million on a year-to-date basis.
      Terminal sales and other revenues decreased for the second quarter due to lower directory advertising revenue. On a year-to-date basis there was an increase as declines in directory advertising revenue were more than offset by higher product sales.

Aliant operating income

Aliant’s operating income was $99 million in the second quarter and $186 million year-to-date, reflecting an increase of $7 million, or 7.6%, and $12 million, or 6.9%, respectively, compared with the same periods last year. The full impact of growth and recovery from the 2004 labour disruption was partially offset by the impact of the CDN decision and an increase in pension and other post-employment benefits costs. Operating expense increases required to drive revenue growth are being contained by sound expense management, including the cost savings from Aliant’s 2004 voluntary early retirement incentive program.

Other Bell Canada revenues

Other Bell Canada segment revenues of $485 million for Q2 2005 and $964 million for the first two quarters of this year, reflected increases of $17 million, or 3.6%, and $22 million, or 2.3%, respectively, compared with the same periods last year. These improvements were due mainly to higher revenues at our wholesale unit, resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year and a favourable ruling by the CRTC with respect to subsidies for serving high cost areas at Télébec Limited Partnership (Télébec) in Q1. This was partly offset by lower revenues of $15.9 million in Q2 and $25.8 million year-to-date that resulted from the CDN decision, and continued pressure on data revenues due to competitive pricing and customers migrating services to their own network facilities. The increase in the second quarter also reflected the favourable impact on revenues from the early termination of a cross-border facilities contract.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $109 million this quarter, down 21% from Q2 2004, while on a year-to-date basis operating income was down 4.4% to $238 million when compared with the same period last year. The declines resulted mainly from incremental salaries and

    Bell Canada 2005 Quarterly Report    13

Management’s Discussion and Analysis

higher cost of goods sold associated with the wholesale operations of 360networks that was acquired in Q4 2004, the impact of the CDN decision, and a slight increase in operating expenses at Télébec and NorthernTel Limited Partnership (NorthernTel). These impacts were partially offset by various cost saving initiatives and improvement in bad debt expense. In addition, the year-to-date decrease was positively impacted in Q1 2005 by a $25 million credit for the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than expected, which offset a $24 million charge for relocating employees and closing real estate facilities following our employee departure program.

Local and access

Local and access revenues of $1,368 million for the quarter and $2,736 million year-to-date, decreased by 2.4% and 1.6%, respectively, compared with the same periods in 2004 mainly as a result of lower network access services (NAS) and lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
      NAS in service declined by 238,000, or 1.8% since the second quarter of 2004, as a result of losses to CLECs, cable operators offering local telephone service, and VoIP providers, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines and wireline to wireless substitution. This year-over-year decrease reflected a higher level of NAS losses than previously experienced, as a major cable operator expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets.

Long distance

Long distance revenues were $518 million for the quarter and $1,056 million for the first six months of 2005, reflecting year-over-year decreases of 9.4% and 10.4%, respectively, compared with the same periods in 2004. Lower long distance revenues affected all our Bell Canada related segments, particularly our Consumer and Business segments.
      Overall minute volumes increased slightly both this quarter and year-to-date to 4,667 million and 9,255 million conversation minutes, or by 3.8% and 2.0%, respectively, compared with the same periods in 2004. However, ARPM decreased by $0.017 to $0.101 in the second quarter of 2005 and by $0.015 to $0.104 in the first half of the year, reflecting competitive pressures and the continued steady take-up rate of our $5 Long Distance Bundle, which was terminated subsequent to the end of the second quarter on July 3, 2005.

Product Line Analysis
	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Local and access	1,368	1,401	(2.4%	)	2,736	2,780	(1.6%	)
Long distance	518	572	(9.4%	)	1,056	1,178	(10.4%	)
Wireless	771	698	10.5%		1,484	1,349	10.0%
Data	966	870	11.0%		1,917	1,762	8.8%
Video	236	211	11.8%		457	418	9.3%
Terminal sales and other	399	420	(5.0%	)	817	791	3.3%

Total Bell Canada	4,258	4,172	2.1%		8,467	8,278	2.3%

14    Bell Canada 2005 Quarterly Report

Wireless

Wireless service revenues grew 10.5% this quarter and 10.0% year-to-date to $771 million and $1,484 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by subscriber growth of 11.1%. Blended ARPU remained stable on both a quarterly and year-to-date basis at $50 and $48 per month, respectively.
      Our total cellular and PCS subscriber base surpassed the 5 million customer milestone this quarter, reaching 5,108,000 customers as at June 30, 2005. We had 146,000 net additions this quarter, representing a 54% increase in net additions over the same period last year. This was comprised of a 50% improvement in postpaid net additions to 117,000 and 71% higher prepaid net additions of 29,000. The significantly higher number of postpaid net additions was driven by the success of our new rate plans and our new ‘10-4’ service, as well as our increased presence in western Canada. The improvement in prepaid activations resulted from the contribution of subscribers from Virgin Mobile and the effects of a new tiered prepaid pricing structure introduced last February designed to stimulate usage by charging customers $0.30 per minute for the first two minutes with the remainder of the call at $0.05 per minute. During the quarter, 80% of net additions were on postpaid rate plans. On a year-to-date basis, our 183,000 net additions were 2.1% lower than the same period last year as the strong growth experienced in Q2 was more than offset by the cancellation of 45,000 non-paying customer accounts in Q1 related to our billing system migration and our limited number of postpaid promotions in the early part of the year. On a year-to-date basis, 61% of net additions were on postpaid rate plans.

	Q2 2005	Q2 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

ARPU ($/month)	50	50	–		48	48	–
Postpaid	61	62	(1.6%	)	59	60	(1.7%	)
Prepaid	16	11	45.5%		13	11	18.2%
Cellular & PCS Gross
Activations (k)	380	269	41.2%		657	530	24.0%
Postpaid	280	205	36.6%		473	409	15.6%
Prepaid	100	63	58.7%		184	121	52.1%
Churn (average per month)	1.6%	1.3%	(0.3	) pts	1.6%	1.3%	(0.3	) pts
Postpaid	1.4%	1.1%	(0.3	) pts	1.5%	1.1%	(0.4	) pts
Prepaid	2.1%	1.9%	(0.2	) pts	2.0%	1.8%	(0.2	) pts
Cellular & PCS Net
Activations (k) (1)	146	95	53.7%		183	187	(2.1%	)
Postpaid (1)	117	78	50.0%		112	147	(23.8%	)
Prepaid (1)	29	17	70.6%		71	40	77.5%
Cellular & PCS
Subscribers (k)	5,108	4,599	11.1%		5,108	4,599	11.1%
Postpaid	3,836	3,500	9.6%		3,836	3,500	9.6%
Prepaid	1,272	1,099	15.7%		1,272	1,099	15.7%

(1)	We added 82,000 new customers in Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers) and cancelled 45,000 non-paying postpaid customer accounts.

    Bell Canada 2005 Quarterly Report    15

Management’s Discussion and Analysis

     Our postpaid churn rate this quarter improved to 1.4% from 1.6% in the previous quarter, but increased 0.3 percentage points when compared with Q2 2004. The year-over-year increase in postpaid churn reflected a stricter policy with respect to the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts of our billing system migration. Prepaid churn for the quarter increased slightly to 2.1% compared with 1.9% for the same period last year, due primarily to customer reaction regarding a change in practice relating to unused prepaid minutes carried foward for existing customers. Overall, our blended churn rate increased to 1.6% this year from 1.3% last year for both the quarter and on a year-to-date basis.
      Our blended ARPU remained stable both this quarter, at $50 per month, and on a year-to-date basis, at $48 per month, compared with the same periods last year. In each case, slightly lower postpaid ARPU was offset by higher prepaid ARPU. Post-paid ARPU, which increased on a sequential basis by $4, declined by $1 to $61 per month in the second quarter and to $59 per month in the first half of 2005, compared with the same periods last year. The year-over-year decreases were primarily the result of a customer shift to lower-priced plans, which more than offset growth in wireless data and other feature revenues. The year-to-date impact also reflects the application of customer billing and retention credits in Q1 that returned to normal levels in Q2. On July 1, 2005, we implemented price increases for several services, including 911, 411 and outbound text messaging, that should improve postpaid ARPU going forward. Prepaid ARPU increased to $16 per month this quarter and to $13 per month on a year-to-date basis, reflecting higher usage and the recognition of a portion of deferred revenues related to unused prepaid minutes that will expire.

Data

Our data revenues increased by 11.0% this quarter and by 8.8% on a year-to-date basis to $966 million and $1,917 million, respectively, compared with the same periods last year. In each case, the improvement was a result of growth in high-speed Internet, VAS, and IP-based services, which more than offset declines from lower construction revenues from the GOA contract, legacy data revenues, price competition and lower revenues stemming from the CDN decision totalling $16.3 million in Q2 and $27.7 million year-to-date. Our growth in VAS was due partly to the business acquisitions completed over the last twelve months. This quarter’s results also reflected the one-time benefit of the early termination of a cross-border facilities contract.
      The number of high-speed Internet subscribers increased by 92,000 this quarter and by 220,000 on a year-to-date basis, surpassing the two-million customer mark at the end of the second quarter with a total subscriber count of 2,028,000. Stronger high-speed Internet net additions both this quarter and year-to-date were driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower-priced, high-speed services that are geared towards the price sensitive segments of the market (such as our Basic Lite service) has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet services. Our high-speed Internet access footprint in Ontario and Québec reached 84% of homes and business lines passed at the end of the second quarter, compared with 81% at the same time last year.
      Total dial-up customers decreased to 666,000 at the end of the quarter from 807,000 at the end of Q2 2004, as dial-up customers migrated to higher-speed Internet services.

16    Bell Canada 2005 Quarterly Report

Financial and Capital Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues decreased by 5.0% this quarter to $399 million, reflecting lower equipment sales to Enterprise customers and the impact of consumer promotions on wireless handset revenues.
      On a year-to-date basis, terminal sales and other revenues were $817 million, or 3.3% higher than the same period last year. This increase reflected growth in Aliant equipment sales, offset partially by lower equipment sales to Enterprise customers and lower consumer wireless handset revenues this quarter.

Other Items

Other income

Other income of $13 million in Q2 2005 and $24 million on a year-to-date basis in 2005 decreased by $6 million and $25 million, respectively, compared to the same periods last year. The decrease is mainly due to lower income from cost and equity investments and lower interest income partly offset by lower foreign exchange losses.
      The lower income from cost and equity investments stemmed mainly from the sale of our 15.96% interest in MTS in 2004.

Interest expense

Interest expense of $206 million in Q2 2005 and $412 million on a year-to-date basis in 2005 represents declines of 4.6% and 5.5%, respectively, compared to the same periods last year. This was a result of lower average interest rates from the refinancing of debt at lower rates.

Income taxes

Income taxes of $178 million in Q2 2005 and $407 million on a year-to-date basis in 2005 declined 27% and 7.7%, respectively, compared to the same periods last year. The declines were primarily from $60 million of savings resulting from the loss monetization program between Bell Canada and BCI (see Related Party Transactions).

Non-controlling interest

Non-controlling interest of $17 million in Q2 2005 and $33 million on a year-to-date basis in 2005 represent increases of $26 million and $32 million, respectively, compared to the same periods last year. The increases were a result of:

  purchasing MTS’ 40% interest in Bell West in August 2004. Before August 2004, Bell West’s net losses, which included the $110 million provision on the contract with the Government of Alberta recorded in Q2 2004, resulted in a reduction of non-controlling interest.

  higher net earnings at Aliant.

These were partially offset by a higher net loss at Bell ExpressVu.

Financial and Capital Management Capital Structure
	Q2 2005	Q4 2004

Debt due within one year	1,500	1,352
Long-term debt	10,023	9,166
Less: Cash and cash equivalents	(169)	(32)

Total net debt	11,354	10,486
Non-controlling interest	1,162	1,229
Total shareholders’ equity	9,957	9,670

Total capitalization	22,473	21,385

Net debt to capitalization	50.5%	49.0%

Our net debt to capitalization ratio was 50.5% at the end of Q2 2005, compared to 49.0% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
      Net debt increased by $868 million to $11,354 million in the first six months of 2005. The increase is attributed to $450 million of obligations under capital leases relating to the renewal of a number of lease financing arrangements and $239 million in cash invested in business acquisitions and other investments.
     Total shareholders’ equity increased $287 million to $9,957 million in the first six months of 2005. This represents the net earnings remaining after the dividends we declared on common and preferred shares in the first six months of 2005.

    Bell Canada 2005 Quarterly Report    17

Management’s Discussion and Analysis Cash Flows The table below is a summary of the flow of cash into and out of Bell Canada on a consolidated basis.
			YTD	YTD
	Q2 2005	Q2 2004	2005	2004

Cash from operating activities	1,467	1,089	2,327	2,284
Capital expenditures	(847)	(715)	(1,513)	(1,305)
Other investing activities	4	(1)	–	(8)
Cash dividends paid on common shares	(404)	(390)	(778)	(851)
Cash dividends paid on preferred shares	(14)	(15)	(29)	(30)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(32)	(68)	(59)

Free cash flow	171	(64)	(61)	31
Business acquisitions	(35)	(99)	(117)	(158)
Increase in cost and equity investments	(1)	–	(122)	–
Decrease in cost and equity investments	–	–	–	5
Decrease in advances made to an affiliated company under common control	–	–	–	450
Net issuance (repayment) of debt instruments	(235)	(475)	508	(190)
Financing activities of subsidiaries with third parties	(21)	(11)	(38)	(13)
Other financing activities	(18)	(41)	(33)	(101)

Net decrease in cash and cash equivalents	(139)	(690)	137	24

Free cash flow

Our free cash flow this quarter was $171 million, up from negative free cash flow of $64 million in the second quarter of last year mainly due to:

  an improvement in cash earnings coming from higher EBITDA and lower interest costs an improvement in accounts receivable collections, partly due to Q2 2004 being impacted negatively by the implementation of a new wireless billing platform.

These were partly offset by a number of anticipated items, which included:

  an increase in capital expenditures

  an increase in dividends paid.

Free cash flow was negative $61 million in the first six months of 2005, down from free cash flow of $31 million in the same period in 2004. Year-to-date free cash flow was impacted further by:

  an increase in income taxes paid, primarily related to the final installment for 2004;

  higher pension and other benefit plan payments, stemming primarily from a voluntary contribution by Aliant;

  restructuring payments related to employee departure programs announced last year at Bell Canada and Aliant.

Cash from operating activities

Cash from operating activities increased 35% or $378 million to $1,467 million in Q2 2005, compared to Q2 2004. This was mainly a result of:

  an improvement in cash earnings stemming from higher EBITDA and lower interest costs an improvement in accounts receivable collections, partly due to Q2 2004 being impacted negatively by the implementation of a new wireless billing platform.

On a year-to-date basis, cash from operating activities increased by 1.9% or $43 million to $2,327 million in the first six months of 2005 compared to the same period last year. This was mainly a result of improvements in cash earnings and accounts receivable collections as explained above, which were substantially offset by:

  approximately $200 million in income taxes paid in Q1 2005 related to the final installments for the 2004 fiscal year an increase of $67 million in pension and other benefit plan payments, due to Aliant’s voluntary contribution of $60 million in Q1 2005 an increase of $99 million in payments relating to the employee departure programs at Bell Canada and Aliant.

18    Bell Canada 2005 Quarterly Report

Capital expenditures

Capital expenditures were $847 million in Q2 2005, or 19.9% of revenues. This was 18.5% higher than the capital expenditures of $715 million, or 17.1% of revenues, in Q2 2004. On a year-to-date basis, capital expenditures were $1,513 million in the first six months of 2005, or 17.9% of revenues. This was 15.9% higher than the capital expenditures of $1,305 million, or 15.8% of revenues, in the same period last year. The increases reflect the strategic investments in the Consumer segment, which include the FTTN rollout, VDSL deployment, IPTV platform, the acquisition of spectrum licences, and a return to more normal spending levels at Aliant after its labour disruption in 2004.

Business acquisitions

We invested $35 million in business acquisitions in Q2 2005 and $117 million in the first six months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink for $74 million and a number of other businesses.
      We invested $99 million in business acquisitions in Q2 2004 and $158 million in the first six months of 2004. This consisted of our purchase of:

  a 100% interest in Infostream Technologies Inc.

  100% of the assets required to carry on the business of Charon Systems Inc.

  a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.)

  Bell Canada’s purchase of a 75.8% interest in Elix Inc.

Increase in cost and equity investments

In Q1 2005, Bell Canada invested US$100 million for an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services. Bell Canada is now Clearwire’s exclusive strategic partner in the U.S. and preferred provider beyond North America of VoIP and other value-added IP services and applications.

Debt instruments

We repaid $235 million of debt, net of issues, in Q2 2005. The repayments included $600 million in debentures at Bell Canada. The issuances consisted mainly of $150 million in medium-term notes at Aliant. We also increased our borrowings in notes payable and bank advances by $251 million, mainly at Bell Canada.
      On a year-to-date basis in 2005, net issues of $508 million included Bell Canada’s issuance of $700 million in debentures and a net increase of $335 million in notes payable and bank advances.
      We repaid $475 million of debt, net of issues, in Q2 2004. The repayments included $500 million in debentures and $114 million in bank debt at Bell Canada. We also increased our borrowings in notes payable and bank advances by $173 million, mainly at Bell Canada.
      On a year-to-date basis in 2004, we repaid $190 million of debt, net of issues. Bell Canada issued $450 million in debentures and repaid $126 million in debentures.

Credit Ratings

The table below lists our key credit ratings at August 2, 2005. On May 4, 2005, S&P(1) and DBRS(2) confirmed their ratings for Bell Canada, but revised their respective outlooks from stable to negative. On May 16, 2005, Moody’s(3) confirmed its ratings for Bell Canada, but revised its outlook from stable to negative.

	S&P	DBRS	MOODY’S

Commercial paper	A-1 (mid)	R-1 (mid) / negative	P-2 / stable
Extendable commercial notes	A-1 (mid)	R-1 (mid) / negative	–
Long-term debt	A / negative	A (high) / negative	A3 / negative
Preferred shares	P-2 (high)	Pfd-2 (high) / negative	–

(1) Standard & Poor’s, a division of The McGraw Hill Companies, Inc.
(2) Dominion Bond Rating Services Limited
(3) Moody’s Investors Service Inc.

Related Party Transactions

BCI loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a

    Bell Canada 2005 Quarterly Report    19

Management’s Discussion and Analysis

Risks That Could Affect Our Business
 This section describes general risks that could affect all Bell Canada companies.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF, filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov) as updated in the section entitled Risks That Could Affect Our Business set out on pages 17 to 19 of the Bell Canada 2005 First Quarter MD&A dated May 3, 2005 (Bell Canada 2005 First Quarter MD&A) also filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR), as further updated in this MD&A.

Please also refer to the Bell Canada 2004 AIF for a detailed description of:

  the principal legal proceedings involving Bell Canada;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

In addition, please see Changes to Wireline Regulation in the section entitled Risks That Could Affect Our Business at pages 18 and 19 of the Bell Canada 2005 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the Bell Canada 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1%, which is essentially the same as the interest rate on the loan. This transaction, which is expected to be unwound in August 2005, is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary Plan of Arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense are presented as a reduction of income tax expense.
      BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the tax savings.

BCE loss utilization transaction

On August 1, 2005, 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed all of the outstanding preferred shares held by Bell Canada and settled the amount owing on the redemption by assigning Bell Canada its $7 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset Bell Canada's $7 billion demand loan payable to BCE Inc. As a result, all the principal amounts outstanding under this tax loss consolidation strategy were settled.

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2004 MD&A.

Commitment under the deferral account

The deferral account resulted from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $163 million at June 30, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005, primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more Bell Canada companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
      In the Bell Canada 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the Bell Canada 2005 First Quarter MD&A, is further updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

20    Bell Canada 2005 Quarterly Report

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively;

  the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs; and

  health concerns about radio frequency emissions.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF as updated at pages 17 to 19 in the Bell Canada 2005 First Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the Bell Canada 2004 AIF.

Pension fund contributions

We have not had to make regular contributions to our pension funds in the past few years as most of our pension plans had pension fund surpluses. However, the decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings and liquidity. In conformity with our most recent actuarial valuations, we expect to contribute approximately $200 million to our defined benefit pension plans in 2005.
      The funding status of pension fund surpluses resulting from future valuations of our pension plans depends on a number of factors, including:

  a new standard adopted by the Canadian Institute of Actuaries in February 2005 for the determination of pension obligations;

  actual returns on pension plan assets; and

  long-term interest rates.

These factors could require us to increase future contributions to our defined benefit pension plans and therefore could have a material and negative effect on our liquidity and results of operations after 2005.

Renegotiating labour agreements

The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada,

    Bell Canada 2005 Quarterly Report    21

Management’s Discussion and Analysis

representing approximately 10,000 clerical and associated employees, expired on May 31, 2005. A memorandum of agreement between Bell Canada and the CTEA was signed on June 8, 2005, was submitted to a vote and was ratified by 64.5% of CTEA members who voted. A new four-year collective agreement was signed on July 18, 2005.
      The collective agreement between Entourage and the 1,400 Ontario technicians unionized with the Communications Energy and Paperworkers’ Union (CEP) expired on September 30, 2004 and the Ontario technicians went on strike on March 24, 2005. On July 5, 2005, negotiations resumed between Entourage and the CEP and a memorandum of agreement was signed on July 10, 2005, was submitted to a vote and was ratified by 70% of the Ontario technicians who voted. A new four-year collective agreement will be signed by August 8, 2005.

Software and system upgrades

As indicated in the Bell Canada 2004 AIF and in the Bell Canada 2005 First Quarter MD&A, many aspects of the Bell Canada companies’ businesses including, but not limited to, customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. For example, last year, Bell Mobility migrated its wireless customers to a new billing platform which provided additional features and functionality and which also enabled the consolidation of wireless into a single bill. As we addressed accounts receivable concerns related to this billing system migration in the first quarter of 2005, we cancelled a number of postpaid subscriber accounts which were in default of our credit policy, but to whom we had granted payment extensions or term payment options as a result of billing delays, and we increased our allowance for doubtful accounts. Although we believe that the adjustments made to our postpaid subscriber base in the first quarter of 2005 reflect non-paying subscriber accounts relating to our billing conversion, there is a risk that there could be additional cancellations of postpaid subscriber accounts, leading to a possible increase in churn and wireless bad debt expense.

Changes to Wireline Regulation

Second Price Cap decision

On May 13, 2005, the CRTC issued a Public Notice calling for comments on a proposal to extend the current price cap regime, which is to expire in May 2006, for another two years. Final reply comments were submitted by incumbent telephone companies to the CRTC on June 27, 2005.

Competitor Digital Network Service

As indicated in the Bell Canada 2004 AIF, the CRTC released Decision 2005-6 on February 3, 2005, concerning CDN services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors. This decision affected both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as purchasers of those services elsewhere in Canada. On March 29, 2005, Bell Canada filed its estimated drawdown from the deferral account as a result of this decision. On May 10, 2005, the CRTC directed competitors to identify their CDN-eligible demand to the incumbent telephone companies by June 27, 2005 and for the incumbent telephone companies to file updates to their deferral account by July 25, 2005 to take into account the impact of Decision 2005-6.
      On July 25, 2005, Bell Canada provided an update to the March 29, 2005 drawdown estimates but advised the CRTC that, due to the amount of time needed to complete the assessment of the CDN-eligible demand information provided by competitors, Bell Canada would not be in a position to provide a final estimate of the deferral account drawdown amounts before September 23, 2005.

Retail Quality of Service Indicators

As indicated in the Bell Canada 2004 AIF and in the Bell Canada 2005 First Quarter MD&A, on March 24, 2005, the CRTC released Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. Regarding the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators may not be met, on an annual average basis, as a direct result of the strike by Entourage’s Ontario technicians unionized with the CEP. Bell Canada believes that this situation meets the criteria stipulated by the CRTC for force majeure type exclusions to the penalty plan and, as such, will ask the CRTC to approve an impending application to be made by Bell Canada for the purpose of

22    Bell Canada 2005 Quarterly Report

excluding below-standard strike-related results. There is no assurance that the CRTC will issue a favourable decision in response to this application.

Application Seeking Consistent Regulation and Regulatory Framework for VoIP

On May 12, 2005, the CRTC released Decision 2005-28 which determined the way the CRTC will regulate VoIP services. This decision confirms the CRTC’s preliminary view that VoIP services (other than peer-to-peer services, defined in the decision as Internet Protocol communications services between two computers) provided by Bell Canada and other incumbent telephone companies should be regulated the same way traditional telephony services are regulated. As a result of this decision, VoIP services consisting of Internet Protocol communications services using traditional telephone devices will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs will have to be filed by an incumbent telephone company, but not by its competitors, when it provides customers with a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will also apply, which means that incumbent telephone companies cannot attempt to win back a residential customer for a period of 12 months from the time the customer takes a traditional local telephone service or VoIP service from a competitor. Moreover, incumbent telephone companies and competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as local number portability, allowing customers to use any long distance provider of their choice, listing telephone numbers in the directory associated with the local telephone number chosen by the customer, offering services for the hearing impaired, and privacy safeguards.These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, and thus could adversely affect our business and results of operations.
      Bell Canada currently offers a VoIP service called Bell Digital Voice (BDV) in Québec City, Sherbrooke and Trois-Rivières pursuant to a tariff which has received interim approval from the CRTC. On July 7, 2005, the CRTC issued a public notice inviting comments on any aspects of this tariff. The CRTC noted that Bell Canada had filed a tariff notice for the CRTC’s approval, on a confidential basis, of minimum and maximum rates associated with each proposed BDV service plan and that Bell Canada had requested that the confidential status of the minimum and maximum rates be maintained after the final tariff approval. Once the minimum and maximum rates would be approved, for all future price changes within that range, Bell Canada proposed to issue new tariff pages on their effective date and to provide, in confidence, copies to the CRTC 48 hours in advance. No additional CRTC approvals would be required for price changes within the ranges. A final decision from the CRTC stemming from this public notice is expected by February 2006.
      On July 5, 2005, the Province of Saskatchewan filed a Petition with the Governor in Council requesting that it address the inequities of Decision 2005-28 by directing the CRTC to ensure that all companies offering VoIP services in Saskatchewan are competing on a level playing field. Bell Canada together with Aliant Telecom Inc., Telus Communications Inc., Télébec, société en commandite and Sasktel Telecommunications have jointly filed a Petition with the Governor in Council on July 28, 2005 to vary the Decision so as to eliminate economic regulation of VoIP services and thereby remove inequities in the regulatory framework for VoIP services applicable to the incumbent telephone companies, including the requirement to file and obtain approval of tariffs, and the application of the bundling rules, promotions restrictions and winback rules.
      Futhermore, on June 13, 2005, Bell Canada sought leave from the Federal Court to appeal the winback rules included in Decision 2005-28 on the grounds that such winback rules constitute a violation of Bell Canada’s freedom of expression, which is a freedom protected under the Canadian Charter of Rights and Freedoms.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2004 MD&A.
      We have not had any significant changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2004 MD&A.

    Bell Canada 2005 Quarterly Report    23

Consolidated Statements of Operations
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Operating revenues	4,258	4,172	8,467	8,278

Operating expenses	(2,419)	(2,351)	(4,813)	(4,702)
Amortization expense	(746)	(733)	(1,478)	(1,465)
Net benefit plans cost (Note 4)	(107)	(58)	(213)	(118)
Restructuring and other items (Note 5)	(5)	(13)	–	(16)

Total operating expenses	(3,277)	(3,155)	(6,504)	(6,301)

Operating income	981	1,017	1,963	1,977
Other income	13	19	24	49
Interest expense	(206)	(216)	(412)	(436)

Pre-tax earnings	788	820	1,575	1,590
Income taxes (Note 6)	(178)	(245)	(407)	(441)
Non-controlling interest	(17)	9	(33)	(1)

Net earnings	593	584	1,135	1,148
Dividends on preferred shares	(13)	(17)	(27)	(33)

Net earnings applicable to common shares	580	567	1,108	1,115

Consolidated Statements of Retained Earnings
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Balance at beginning of period, as previously reported	478	464	361	306
Accounting policy change (Note 1)	–	(8)	(8)	(8)

Balance at beginning of period, as restated	478	456	353	298
Net earnings	593	584	1,135	1,148
Dividends declared on preferred shares	(13)	(17)	(27)	(33)
Dividends declared on common shares	(424)	(402)	(827)	(792)
Other	1	–	1	–

Balance at end of period	635	621	635	621

24    Bell Canada 2005 Quarterly Report

Consolidated Balance Sheets
	JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	169	32
Accounts receivable	1,300	1,584
Other current assets	937	965

Total current assets	2,406	2,581
Capital assets	20,071	19,501
Other long-term assets	2,818	2,592
Indefinite-life intangible assets	855	796
Goodwill	2,269	2,174

Total assets	28,419	27,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,503	2,940
Interest payable	148	147
Dividends payable	436	387
Debt due within one year	1,500	1,352

Total current liabilities	4,587	4,826
Long-term debt	10,023	9,166
Other long-term liabilities	2,690	2,753

Total liabilities	17,300	16,745

Non-controlling interest	1,162	1,229

Shareholders’ equity
Preferred shares	1,100	1,100
Common shareholder’s equity
Common shares	7,689	7,689
Contributed surplus	533	528
Retained earnings	635	353

Total common shareholders’ equity	8,857	8,570

Total shareholders’ equity	9,957	9,670

Total liabilities and shareholders’ equity	28,419	27,644

   Bell Canada 2005 Quarterly Report    25

Consolidated Statements of Cash Flows
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004

Cash flows from operating activities
Net earnings	593	584	1,135	1,148
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization expense	746	733	1,478	1,465
Net benefit plans cost	107	58	213	118
Restructuring and other items	5	13	–	16
Net gains on investments	–	1	–	(4)
Future income taxes	49	21	141	37
Non-controlling interest	17	(9)	33	1
Contributions to employee pension plans	(27)	(23)	(115)	(47)
Other employee future benefit plan payments	(22)	(22)	(45)	(46)
Payments of restructuring and other items	(25)	(8)	(126)	(27)
Operating assets and liabilities	24	(259)	(387)	(377)

Cash flows from operating activities	1,467	1,089	2,327	2,284

Cash flows from investing activities
Capital expenditures	(847)	(715)	(1,513)	(1,305)
Business acquisitions	(35)	(99)	(117)	(158)
Increase in cost and equity investments	(1)	–	(122)	–
Decrease in cost and equity investments	–	–	–	5
Decrease in advances made to an affiliated company under common control	–	–	–	450
Other investing activities	4	(1)	–	(8)

Cash flows used in investing activities	(879)	(815)	(1,752)	(1,016)

Cash flows from financing activities
Increase in notes payable and bank advances	251	173	335	169
Issue of long-term debt	195	1	895	449
Repayment of long-term debt	(681)	(649)	(722)	(808)
Cash dividends paid on common shares	(404)	(390)	(778)	(851)
Cash dividends paid on preferred shares	(14)	(15)	(29)	(30)
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	8
Redemption of equity securities by subsidiaries from non-controlling interest	(21)	(11)	(38)	(21)
Cash dividends paid by subsidiaries to non-controlling interest	(35)	(32)	(68)	(59)
Other financing activities	(18)	(41)	(33)	(101)

Cash flows used in financing activities	(727)	(964)	(438)	(1,244)

Net increase (decrease) in cash and cash equivalents	(139)	(690)	137	24
Cash and cash equivalents at beginning of period	308	1,112	32	398

Cash and cash equivalents at end of period	169	422	169	422

26    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2004, on pages 35 to 72 of Bell Canada’s 2004 financial information.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us and our mean Bell Canada, its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
      We have restated financial information for previous periods to reflect the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described below.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months and six months ended June 30, 2005 and the comparative periods was negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities a decrease of $6 million in non-controlling interest

  a decrease of $8 million in retained earnings.

Note 2: Segmented information The table below is a summary of financial information by segment.
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2005	2004	2005	2004

Operating revenues
Consumer	External	1,879	1,848	3,719	3,662
	Inter-segment	11	10	27	21

		1,890	1,858	3,746	3,683

Business	External	1,468	1,407	2,914	2,797
	Inter-segment	31	34	63	79

		1,499	1,441	2,977	2,876

Aliant	External	484	491	972	955
	Inter-segment	34	35	70	75

		518	526	1,042	1,030

Other Bell Canada	External	427	426	862	864
	Inter-segment	58	42	102	78

		485	468	964	942

Inter-segment eliminations		(134)	(121)	(262)	(253)

Total operating revenues		4,258	4,172	8,467	8,278

Operating income
Consumer		552	560	1,078	1,086
Business		221	227	461	468
Aliant		99	92	186	174
Other Bell Canada		109	138	238	249

Total operating income		981	1,017	1,963	1,977
Other income		13	19	24	49
Interest expense		(206)	(216)	(412)	(436)
Income taxes		(178)	(245)	(407)	(441)
Non-controlling interest		(17)	9	(33)	(1)

Net earnings		593	584	1,135	1,148

    Bell Canada 2005 Quarterly Report    27

	Notes to Consolidated Financial Statements
The consolidated statements of operations include the results of acquired businesses from the date they were acquired.

Note 3: Business acquisitions

During the first six months of 2005, we made a number of business acquisitions which included 100% of the outstanding common shares of Nexxlink Technologies Inc., a provider of integrated IT solutions, and certain other providers of value-added and security services.
      The table below provides a summary of all business acquisitions made during the first six months of 2005. The purchase price allocation for all 2005 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within 12 months of the acquisition date.

Of the goodwill acquired:

  $71 million relates to the Business segment, $18 million relates to the Other Bell Canada segment and $4 million relates to the Consumer segment no amount is deductible for tax purposes.

	Consideration received:
	Non-cash working capital	(11)
	Capital assets	23
	Other-long term assets	3
	Indefinite-life intangible assets	20
	Goodwill	93
	Long-term debt	(2)
	Other long-term liabilities	(4)

		122

	Cash and cash equivalents at acquisition	14

	Net assets acquired	136

	Consideration given:
	Cash	126
	Acquisition costs	5
	Non-cash	5

		136

Note 4: Employee benefit plans The table below shows the components of the net benefit plans cost.
		THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004	2005	2004	2005	2004

Current service cost	56	58	8	7	110	114	17	15
Interest cost on accrued benefit obligation	209	193	27	25	418	385	54	51
Expected return on plan assets	(225)	(228)	(2)	(3)	(450)	(454)	(5)	(5)
Amortization of past service costs	3	2	1	–	6	4	1	–
Amortization of net actuarial losses	22	5	–	–	45	11	–	–
Amortization of transitional (asset) obligation	(1)	(10)	9	9	(1)	(21)	18	18

Net benefit plans cost	64	20	43	38	128	39	85	79

Comprised of:
Defined benefit plans cost	61	18	43	38	119	34	85	79
Defined contribution plans cost	3	2	–	–	9	5	–	–

28    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements
The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
		THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004	2005	2004	2005	2004

Aliant	20	19	2	1	101	38	3	2
Bell Canada	7	4	20	21	14	9	42	44

Total	27	23	22	22	115	47	45	46

Comprised of:
Contributions to defined benefit plans	25	21	22	22	111	42	45	46
Contributions to defined contribution plans	2	2	–	–	4	5	–	–

Note 5: Restructuring and other items Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.
			CONSOLI-
	BELL CANADA	ALIANT	DATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(50)	(43)	(93)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at June 30, 2005	45	24	69

During the three months and six months ended June 30, 2005, we recorded a pre-tax charge of $5 million and $25 million, respectively, primarily for relocating employees and closing real estate facilities that are no longer needed because of the employee departure programs of 2004. We expect to spend approximately $40 million in the future for similar costs that will be expensed as incurred. These charges were offset by a credit of $25 million in the first quarter of 2005, relating to the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than estimated.

Note 6: Income taxes

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1%, which is essentially the same as the interest rate on the loan. This transaction, which is expected to be unwound in August 2005, is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary Plan of Arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.

    Bell Canada 2005 Quarterly Report    29

Notes to Consolidated Financial Statements

     3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense are presented as a reduction of income tax expense.
      BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the tax savings.

Note 7: Stock-based compensation plans

Restricted share units (RSUs)

The table below is a summary of the status of our portion of BCE Inc.’s RSU plans.

NUMBER
OF RSUs

Outstanding, January 1, 2005	1,506,528
Granted	376,239
Dividends credited	34,849
Expired/forfeited	(66,871)

Outstanding, June 30, 2005	1,850,745

Vested, June 30, 2005	–

For the three months and six months ended June 30, 2005, we recorded compensation expense for RSUs of nil and $7 million, respectively. For the three months and six months ended June 30, 2004, we recorded compensation expense for RSUs of $5 million and $8 million, respectively.

BCE Inc. stock options The table below is a summary of the status of our portion of BCE Inc.’s stock option programs.
		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	18,657,530	$32
Granted	599,000	$29
Exercised	(489,276)	$21
Expired/forfeited	(514,025)	$34
Transfers in/out	70,967	$31

Outstanding, June 30, 2005	18,324,196	$32

Exercisable, June 30, 2005	10,393,902	$34

30    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements

Assumptions used in stock option pricing model

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2005	2004	2005	2004

Compensation expense ($ millions)	3	4	6	8
Number of stock options granted	222,700	55,000	599,000	3,939,000
Weighted average fair value per option granted ($)	3	3	3	3
Weighted average assumptions
Dividend yield	4.5%	4.3%	4.5%	4.0%
Expected volatility	19%	26%	22%	27%
Risk-free interest rate	3.6%	3.3%	3.4%	3.1%
Expected life (years)	3.5	3.5	3.5	3.5

Note 8: Subsequent event

On August 1, 2005, 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed all of the outstanding preferred shares held by Bell Canada and settled the amount owing on the redemption by assigning Bell Canada its $7 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset Bell Canada's $7 billion demand loan payable to BCE Inc. As a result, all the principal amounts outstanding under this tax loss consolidation strategy were settled.

    Bell Canada 2005 Quarterly Report    31

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can be
found on BCE Inc.’s Web site
at www.bce.ca, on SEDAR
at www.sedar.com and on EDGAR
at www.sec.gov or is available
upon request from:

Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7

e-mail address
forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
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composez le 1 888 932-6666.

PRINTED IN CANADA
05-07 BC-2E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 3, 2005	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending June 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 3, 2005	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: August 3, 2005